QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-113751

PROSPECTUS

Competitive Technologies, Inc.

938,263 Shares of Common Stock

        This Prospectus relates to the sale of up to 938,263 shares of our common stock by Fusion Capital Fund II, LLC. Fusion Capital is sometimes referred to in this Prospectus as the selling stockholder. The prices at which Fusion Capital may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of our shares by Fusion Capital.

        Our common stock is traded on the American Stock Exchange under the symbol "CTT." On March 14, 2005, the last reported sale price for our common stock as reported on the American Stock Exchange was $15.30 per share.

        Investing in our common stock involves a high degree of risk. You should consider carefully the "Risk Factors" beginning on page 3 for a discussion of these risks.

        The selling stockholder is an "underwriter" within the meaning of the Securities Act of 1933.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 28, 2005.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	3
Forward-Looking Statements	10
Use of Proceeds	10
Principal Stockholders	10
The Fusion Capital Transaction	12
Management	17
Selling Stockholder	19
Plan of Distribution	19
Legal Matters	20
Experts	21
Where You Can Find More Information	21
Recent Developments	21
Incorporation of Certain Information by Reference	22

Prospectus Summary

        The following summary highlights information contained elsewhere in this Prospectus. It may not contain all of the information that is important to you. You should read the entire Prospectus carefully, especially the discussion regarding the risks of investing in CTT common stock under the heading "Risk Factors," before investing in CTT common stock. In this Prospectus, "CTT," "we," "us," and "our" refer to Competitive Technologies, Inc.

Business

        CTT is a Delaware corporation incorporated in 1971 to succeed an Illinois business corporation incorporated in 1968. We provide technology transfer and selling and licensing services focused on the technology needs of our customers to match those requirements with commercially viable technology solutions, bridging the gap between market demand and raw innovation. We do this in two ways. First, we develop, and have developed over the years, relationships with the technology and research arms of universities, independent research institutions and companies, as well as inventors and patent or other intellectual property holders (who then become our "Clients") to obtain rights or a license to their invention, patent or intellectual property rights (collectively, the "Technology"), and we then find markets either to sell the Technology or to further develop it, through a license or sublicense. Second, we also develop relationships with those who have a need or use for Technologies (usually companies, and they become our customers, usually through a license or sublicense), and match their needs with one of our Technologies. Since we focus on both needed and available Technologies and the Technologies' end markets, we believe that we provide a valuable service in matching needs to Technology solutions. Using our services provides benefits to both the Technology provider and the user of the Technology. The Technology provider can focus solely on research and innovation, rather than on selling and marketing, and the Technology user can focus on selling and marketing, rather than on research and development. We also work to enforce our Clients' and our patent rights with respect to our Technologies. Our goal is to maximize the value of the Technology for the benefit of our Clients, customers and shareholders.

        When we acquire a Technology, we may acquire exclusive or non-exclusive rights, worldwide rights or rights limited to a specific geographic area. When we license or sublicense rights to our customers, we may grant exclusive or non-exclusive rights, worldwide or geographically limited rights and/or we may limit rights to a defined field of use. Technologies may be early stage, that require further development and/or testing and approval before they can be commercialized; mid stage, that require some further refinement; or late stage, that are ready to market immediately. We seek a balanced portfolio with Technologies in each stage of the life cycle.

        We identify and commercialize (or find companies that will do it for us) innovative Technologies in life, digital/electronic, nano and physical sciences developed by universities, companies, independent research institutions and individual inventors. Life sciences include medical testing, diagnostics, pharmaceuticals, biotechnologies, medical devices and other medical or biological applications. Digital/electronic sciences include communications, semiconductors, Internet related, e-commerce and consumer electronics applications. Nano sciences deal with the manipulation of microscopic particles into useful arrangements, and smart or novel materials (a nano particle is one thousand times smaller than the width of a human hair). Physical sciences include chemical, display, and environmental applications.

        We estimate that over the years we have licensed several hundred technologies to customers and from Clients and can count as our Clients several major universities.

        We compete with universities, law firms, venture capital firms and other technology commercialization firms for technology licensing opportunities. Many organizations offer some aspect of technology transfer services, and some are well established and have more financial and human resources than we do. The market is highly fragmented and many participants focus on a specific technology area.

Corporate Information

        CTT is incorporated under the laws of the State of Delaware. Our executive offices are located at 1960 Bronson Road, Fairfield, Connecticut 06824, and our telephone number is (203) 255-6044. The address of our website is www.competitivetech.net. Information on our web site is not part of this Prospectus.

CTT Common Stock

        CTT common stock trades on the American Stock Exchange under the symbol "CTT."

The Offering

        On February 25, 2004, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC ("Fusion Capital"), pursuant to which Fusion Capital has agreed to purchase on each trading day, subject to CTT's rights to increase, reduce or suspend these purchases and terminate the agreement with Fusion Capital at any time, $12,500 of our common stock up to an aggregate purchase price, under certain conditions, of $5.0 million. The $5.0 million of common stock is to be purchased over a twenty (20) month period, subject to a six (6) month extension or earlier termination at our discretion. Pursuant to the common stock purchase agreement, we can control the size and timing of any sales of our common stock to Fusion Capital.

        In May 2004, we registered 1,248,115 shares of our common stock for sale by Fusion Capital, of which 323,792 shares have been sold to Fusion Capital and 64,561 shares have been issued to Fusion Capital as a commitment fee as of March 14, 2005. Fusion Capital, the selling stockholder under this Prospectus, is offering for sale the remaining shares from the February 25, 2004 agreement, consisting of up to 938,263 shares of our common stock. All of these shares previously were registered in our May 2004 registration statement, number 333-113751 on Form S-1.

        As of March 14, 2005, there were 6,821,648 shares of our common stock outstanding, including the 64,561 shares issued to Fusion Capital as a commitment fee, but excluding the additional 24,002 shares issuable to Fusion Capital as compensation for its purchase commitment, and the additional 835,760 shares not yet purchased by Fusion Capital which are included in the total shares offered by Fusion Capital pursuant to this Prospectus. The number of shares offered by this Prospectus represents approximately 13.8% of the total common stock outstanding as of March 14, 2005. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the common stock purchase agreement. This number may be affected by other factors more fully described under the heading "The Fusion Capital Transaction."

Risk Factors

        An investment in CTT common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this Prospectus before deciding to invest in shares of CTT common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks that we face. If any of the following risks actually occurs, our business, financial condition, liquidity, results of operations and prospects for growth could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment. You should acquire shares of our common stock only if you can afford to lose your entire investment. We make various statements in this section which constitute "forward-looking statements" under Section 27A of the Securities Act of 1933. See "Forward-Looking Statements."

In three of the last five fiscal years, we have experienced significant net losses.

        The table below summarizes our consolidated results of operations and cash flows for the five fiscal years ended July 31, 2004:

	2004	2003	2002	2001	2000
Net income (loss)	$2,954,529	$(1,935,301)	$(4,016,428)	$(2,500,749)	$1,300,937
Net cash flow from:
Operating activities	$2,328,684	$(1,604,910)	$(1,666,360)	$(246,834)	$458,295
Investing activities	$499,663	$221,910	$(464,222)	$(793,554)	$(583,280)
Financing activities	$(22,962)	$—	$—	$(658,164)	$1,342,928
Net increase (decrease) in cash and cash equivalents	$2,805,385	$(1,383,000)	$(2,130,582)	$(1,698,552)	$1,217,943

        Although we achieved profitability in fiscal 2004, we incurred substantial net losses in the three prior years ended July 31, 2003, principally from expenses related to patent enforcement litigation, which we have since reduced significantly, and the write-down of investments and intangible assets to their net realizable values. The year ended July 31, 2003 included nonrecurring, noncash income from a reversal of $1.6 million from accounts payable to our former patent litigation counsel. In addition, through July 31, 2004, we incurred approximately $563,000 cumulatively for legal fees and other costs related to an investigation by the Securities and Exchange Commission ("SEC") that began in 2001. In October 2004, our insurance carrier reimbursed $168,000 of these previously incurred costs, and we recorded the credit for this reimbursement in the first quarter of fiscal year 2005. In August 2004, the SEC named CTT and others in a civil suit (see next risk factor). Our insurance carrier has notified us that they will cover losses going forward in the SEC civil suit, according to the terms of our policy. Therefore, we expect future costs related to this matter to decrease since our insurance carrier now covers the costs. We still are involved in on-going litigation and enforcement, and the costs may be significant. During the year ended July 31, 2004, we focused our efforts and resources on increasing revenues to replace revenues from expiring licenses and managing our costs. Also, to improve our financial condition, on February 25, 2004, we entered into a common stock purchase agreement with Fusion Capital for up to $5.0 million of cash through sales of our common stock to Fusion Capital, at our option. See "The Fusion Capital Transaction." Approximately $3.4 million pursuant to this financing remained available at March 14, 2005. Also, we received nonrecurring cash revenue of $4.7 million and $0.6 million, respectively, (included in revenue and cash flow from operating activities) in 2004 and 2003, from the favorable finalization of the Materna™ litigation.

        Our financial results and position have improved during the first quarter of 2005 ending October 31, 2004. For this quarter, we had net income of approximately $1.0 million, and at October 31, 2004, we had net working capital of approximately $5.2 million. In addition, on December 15, 2004, we granted a license to Abbott Laboratories ("Abbott") for our homocysteine technology. Pursuant to the license Abbott paid a license fee and will pay royalties on future sales of

Abbott homocysteine assays. Our share of the license fee (received in January 2005) was $5.2 million. However, we cannot assure you that we will continue to achieve the level of results that we reached for the quarter ended October 31, 2004 or that we will not experience substantial losses in the future.

        To sustain profitability, we must successfully license technologies with current and long-term revenue streams substantially greater than our operating expenses. To sustain profitability, we must continually add such licenses. In addition, we must control our costs, including litigation related costs.

        In addition, our future royalty revenues, obtaining rights to new technologies, granting licenses, enforcing intellectual property rights, and profits or losses are subject to many factors outside our control, or that we currently cannot anticipate, including technological changes and developments, economic cycles, and the ability of our licensees to commercialize our technologies successfully. Consequently, we may not be able to generate sufficient revenues to sustain profitability in the future. Although we cannot assure you that we will be successful in these efforts, we believe that our business plan will sustain us at least through fiscal 2006.

Our former Chief Executive Officer and CTT have been named in a civil suit filed by the SEC. Until this matter is resolved, our stock price may be adversely impacted, our operations and expenses may be negatively affected, and our ability to obtain any debt financing may be restricted.

        On August 11, 2004, the SEC filed a civil suit naming CTT, Frank R. McPike, Jr. (our former Chief Executive Officer), and six individual brokers in the United States District Court for the District of Connecticut, alleging that from at least July 1998 to June 2001, the defendants were involved in a scheme to manipulate the price of our stock. The case relates to our 1998 stock repurchase program under which we repurchased shares of our common stock from time to time during the period from October 28, 1998 to March 22, 2001. CTT was named as a defendant in the suit due to the alleged conduct of Mr. McPike, whose conduct in connection with the stock repurchase program was imputed to CTT as a matter of law. Relating to CTT, the SEC seeks a permanent injunction prohibiting CTT from further violations of the Securities Exchange Act of 1934 and a civil penalty pursuant to Section 21(d)(3) of the Securities Exchange Act of 1934 (this section provides for maximum penalties of $550,000 for a corporate entity and $110,000 per individual). On September 24, 2004, we responded to this civil suit, and filed a motion to dismiss the suit. On October 15, 2004, the SEC filed a motion opposing our motion to dismiss the suit. Further action in this case is pending. Until this matter is resolved, our stock price may be adversely impacted, our operations and expenses may be negatively affected, and our ability to obtain debt financing may be severely restricted.

Our By-Laws provide that we will indemnify our directors, officers, employees and agents in certain circumstances. We carry directors' and officers' liability insurance (subject to deductibles) to reduce these financial obligations.

        Our directors, officers, employees and agents may claim indemnification in certain circumstances. We are currently exposed to potential indemnification claims in connection with the civil suit filed by the SEC and with complaints filed by certain former employees alleging discriminatory employment practices in violation of Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002.

        We seek to limit and reduce our potential financial obligations for indemnification by carrying directors' and officers' liability insurance (subject to deductibles).

Our retained royalty revenues have been concentrated in a small number of technologies.

        In the first quarter of fiscal year 2005, $675,000, or 89% of our retained royalty revenue was derived from the homocysteine assay technology. In fiscal 2004, we derived approximately $1,485,000, or 71%, of retained royalty revenue from three technologies: $651,000, or 31%, from the homocysteine assay, $500,000, or 24%, from Ethyol, and $334,000, or 16%, from gallium arsenide patents. In fiscal

2003, we derived approximately 65% of our retained royalty revenue from the same three technologies. Such a concentration of revenues makes our operations vulnerable to changes in any one of them, and such changes could have a significant adverse impact on our financial position.

        In November and December 2004, respectively, we granted Diagnostic Products Corporation and Abbott licenses to perform homocysteine assays that included an upfront license fee and royalties on future assays. Revenues from these new licenses will be recorded in the second quarter 2005 and beyond. Although revenues from the homocysteine assay have grown and may grow, possibly significantly, we cannot predict if or when we will succeed in closing additional license agreements and enforcing our patent rights or how the growth in volume will affect assay pricing. Our U.S. patent that covers the homocysteine assay expires in July 2007. Our retained royalties from Ethyol are limited to a maximum of $500,000 per calendar year, and we reached the maximum in calendar 2004, 2003 and 2002. We expect Ethyol retained royalties to continue at their 2004 level for several years. Certain of our gallium arsenide patents are expiring and we expect less retained royalties from gallium arsenide in the future.

Certain of our licensed patents have recently expired or will expire in the near future and we may not be able to replace their royalty revenues.

        In fiscal 2004, we derived retained royalties from licenses on thirty (30) patented technologies. When all patents underlying a license expire, our royalties from that license cease, and there can be no assurance that we will be able to replace those royalties with royalty revenues from new or other licenses. We expect royalties from sixteen (16) of those patented technologies to expire in the next five years. Those patented technologies represented approximately 62% of our retained royalties in fiscal 2004. Fiscal 2004 retained royalty revenues of approximately $141,000, or 7%, $905,000, or 43%, and $241,000, or 11%, respectively, were from patents expiring in fiscal 2004, 2007 and 2009. The loss of these royalties may adversely affect our operating results if we are unable to replace them with revenue from other licenses or other sources. Since it often takes two or more years for a technology to produce significant revenues, we must continuously seek new sources of future revenues.

We are currently involved in lawsuits that have historically involved significant legal expenses. If the courts in these suits decide against us, this could have a materially adverse effect on our business, results of operations and financial condition.

        We have incurred significant legal expenses in patent enforcement lawsuits. If the courts in these suits decide against us, this could have a materially adverse affect on our business, results of operations and financial condition.

Sales of our common stock to Fusion Capital will cause dilution to current stockholders and Fusion Capital's resale of those shares of common stock could cause the price of our common stock to decline.

        The price of the common stock to be sold and issued to Fusion Capital pursuant to the common stock purchase agreement will fluctuate based on the price of our common stock. All shares under the offering are freely tradable. Fusion Capital's purchase price per share is equal to the lesser of: (i) the lowest sale price of our common stock on the purchase date or (ii) the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive trading days prior to the date of a purchase by Fusion Capital.

        Fusion Capital may sell none, some or all of the shares of common stock purchased from us at any time. We expect that Fusion Capital will resell any shares that they purchase over a period of up to twenty (20) months from May 2004, subject to a six (6) month extension or earlier termination at our discretion. Depending upon market liquidity at the time, a sale of shares by Fusion Capital at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price at which we might otherwise wish to effect sales.

        In May 2004, we registered 1,248,115 shares of our common stock for sale by Fusion Capital of which 388,353 shares have been issued to Fusion Capital as of March 14, 2005. We have the right but not the obligation to sell additional shares to Fusion Capital under the common stock purchase agreement. Under our agreement with Fusion Capital, Fusion Capital does not have the right or the obligation to purchase any shares of our common stock in the event that the purchase price is less than $1.00 per share.

        The sale of shares to Fusion Capital may result in significant dilution to the ownership interests of other holders of our common stock. The amount of dilution would be higher if the per share market price of our common stock is lower at the time we sell shares to Fusion Capital, since a lower market price would cause more shares of our common stock to be issued to Fusion Capital for the same proceeds. Subsequent sales of these shares in the open market by Fusion Capital may also have the effect of lowering our stock price, thereby increasing the number of shares issuable under the common stock purchase agreement and consequently further diluting our outstanding shares. Although we have the right to reduce or suspend sales to Fusion Capital at any time, our financial condition at the time may require us to waive our right to suspend purchases even if there is a decline in the market price.

Employee and director stock options and warrants may potentially cause dilution to our current stockholders and could adversely affect the market price of our common stock.

        As of March 14, 2005, an aggregate of 1,264,096 employee and director stock options were outstanding and we expect to issue additional options and possibly warrants in the future. For the life of all such options and warrants, the holders of such options and warrants will have the opportunity to profit from a rise in the market price of our common stock, with a resulting dilution in the interest of holders of our common stock. The terms on which we will be able to obtain additional capital during the life of such options and warrants may be adversely affected.

The existence of the agreement with Fusion Capital to purchase shares of our common stock could cause downward pressure on the market price of our common stock.

        Both the actual and the potential for dilution resulting from sales of our common stock to Fusion Capital could cause holders to elect to sell their shares of our common stock, which could cause the trading price of our common stock to decrease. In addition, prospective investors anticipating the downward pressure on the price of our common stock due to the shares available for sale by Fusion Capital could refrain from purchases or cause sales or short sales in anticipation of a decline of the market price, which may itself cause the price of our stock to decline.

Our revenue growth depends on our ability to understand the technology requirements of our customers in the context of their markets. If we fail to understand their technology needs or markets, we limit our ability to meet those needs and to generate revenues.

        We believe that by focusing on the technology needs of our customers, we are better positioned to generate revenues by providing them technology solutions. In this way, the market demands of our customers drive our revenues. The better we understand their markets and requirements, the better we are able to identify and obtain effective technology solutions for our customers. Currently, we rely on our professional staff and contract business development consultants to understand our customers' technical, commercial, and market requirements and constraints and to identify and obtain effective technology solutions for them.

Our success depends on our ability to attract and retain key personnel.

        Our success depends on the knowledge, efforts and abilities of a small number of key personnel. John B. Nano is our President and Chief Executive Officer, Donald J. Freed is our Executive Vice President and Chief Technology Officer, Michael D. Davidson is our Vice President, Chief Financial Officer and Principal Accounting Officer, and Paul A. Levitsky is our Vice President and General Counsel. We rely on our professional staff and contract business development consultants to identify intellectual property opportunities and technology solutions, and to negotiate and close license agreements. Competition for personnel with the necessary breadth and depth of experience is intense and we cannot assure you that we will be able to continue to attract and retain qualified personnel. If we were unable to hire and retain highly qualified professionals and consultants, our revenues, prospects, financial condition and future activities could be materially adversely affected.

We depend on our relationships with inventors to gain access to new technologies and inventions. If we fail to maintain existing relationships or to develop new relationships, we may reduce the number of technologies and inventions available to generate revenues. In addition, technology can change rapidly and industry standards are continually evolving. This often makes products obsolete or results in short product lifecycles. Our profitability also depends on our licensees' ability to adapt to such changes.

        We do not invent new technologies or products ourselves. We depend on relationships with universities, corporations, governmental agencies, research institutions, inventors, and others to provide us with technology-based opportunities that we can develop into profitable royalty-bearing licenses. Our failure to maintain these relationships or to develop new relationships could adversely affect our business, operating results and financial condition. If we are unable to forge new relationships or to maintain our current relationships, we may be unable to identify new technology-based opportunities and royalty-bearing licenses. We also are dependent on our clients' abilities to introduce new products and adapt to changes in technology and economic needs.

        Further, we cannot be certain that our current or any new relationships will provide the volume or quality of available new technologies necessary to sustain our business. In some cases, universities and other sources of new technologies may compete against us as they seek to develop and commercialize these technologies themselves or through entities that they develop, finance and/or control. In other cases, universities receive financing for basic research from companies in exchange for the exclusive right to commercialize any resulting inventions. These and other strategies may reduce the number of technology sources (potential clients) to whom we can market our services. If we are unable to secure new sources of technology, it could have a material adverse effect on our business, operating results and financial condition.

We receive most of our revenues from customers over whom we have no control.

        We rely on royalties received from our customers for revenues. The royalties we receive from our customers depend on their efforts and expenditures and we have no control over their efforts or expenditures. Additionally, our customers' development of new products involves great risk since many new technologies do not become commercially profitable products despite extensive development efforts. Our license agreements do not require customers to advise us of problems they may encounter in attempting to develop commercial products and they usually treat such information as confidential. You should expect our customers to encounter problems frequently. Our customers' failure to resolve such problems may result in a material adverse effect on our business, operating results and financial condition.

Our customers, and therefore we, depend on receiving government approvals to exploit certain licensed products commercially.

        Commercial exploitation of some licensed patents may require the approval of governmental regulatory agencies, especially in the life sciences area, and there is no assurance that those agencies will grant such approvals. In the United States, the principal governmental agency involved is the U.S. Food and Drug Administration ("FDA"). The FDA's approval process is rigorous, time consuming and costly. In addition, governmental agencies similar to the FDA exist in other countries. Unless and until a licensee obtains approval for a product requiring such approval, the licensee may not sell the product in the U.S.A. or such other countries, and therefore we will not receive royalty income based on sales of such product.

If our clients and we are unable to protect the intellectual property underlying our licenses or to enforce our patents adequately, we may be unable to exploit such licensed patents or technologies successfully.

        Our success in earning revenues from licenses is subject to the risk that issued patents may be declared invalid, that patents may not issue on patent applications, or that competitors may circumvent or infringe our licensed patents and thereby render our licensed patents not commercially viable.

Patent litigation has increased; it can be expensive and may delay or prevent our customers' products from entering the market.

        Our clients and/or we may pursue patent infringement litigation or interference proceedings against sellers of products that we believe infringe our patent rights. Holders of conflicting patents or sellers of competing products may also challenge our patents in patent infringement litigation or interference proceedings. We cannot assure you that our clients and/or we will be successful in any such litigation or proceeding, and the results and costs of such litigation or proceeding may materially adversely affect our business, operating results and financial condition.

Developing new products, creating effective commercialization strategies for technologies, and enhancing those products and strategies are subject to inherent risks. These risks include unanticipated delays, unrecoverable expenses, technical problems or difficulties, and the possibility that development funds will be insufficient. The occurrence of any one or more of these risks could make us abandon or substantially change our technology commercialization strategy.

        Our success depends on, among other factors, our clients developing new or improved technologies, our customers' products meeting targeted cost and performance objectives for large-scale production, and our customers' ability to adapt technologies to satisfy industry standards, satisfy consumer expectations and needs, and bring their products to market before the market is saturated. They may encounter unanticipated technical or other problems that result in increased costs or substantial delays in introducing and marketing new products. Current and future products may not be reliable or durable under actual operating conditions or otherwise commercially viable and competitive. New products may not satisfy price or other performance objectives when introduced in the marketplace. Any of these events would adversely affect our realization of royalties from such new products.

Strong competition within our industry may reduce our client base.

        We compete with universities, law firms, venture capital firms and other technology commercialization firms for technology licensing opportunities. Many organizations offer some aspect of technology transfer services, and some are well established and have more financial and human resources than we do. This market is highly fragmented and many participants focus on a specific technology area.

We have not paid dividends and may not pay dividends on our common stock in the foreseeable future.

        We have not paid cash dividends on our common stock since 1981 and we may not pay cash dividends on our common stock in the foreseeable future. The decision to pay dividends is solely at the discretion of our Board of Directors based upon factors that they deem relevant.

Being a public company increases our administrative costs.

        The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and new listing requirements subsequently adopted by the American Stock Exchange in response to Sarbanes-Oxley, have required changes in corporate governance practices, internal control policies and audit committee practices of public companies. We expect that these new rules, regulations, and requirements may significantly increase our legal, financial, compliance and administrative costs, and have made certain other activities more time consuming and costly. These new rules and regulations also may make it more difficult and more expensive for us to obtain director and officer liability insurance in the future, and could make it more difficult for us to attract and retain qualified members for our Board of Directors, particularly to serve on our audit committee.

Forward-Looking Statements

        This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include statements regarding, among others, (a) our expectations about product development activities, (b) our growth strategies, (c) operating performance, (d) anticipated trends in our industry, (e) our future financing plans, and (f) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "approximate," "estimate," "believe," "intend," "plan,"or "project," or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Prospectus. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this Prospectus generally. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may or may not occur. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

        The information contained in this Prospectus, as well as in our SEC filings, identifies important factors that could adversely affect actual results and performance. We urge prospective investors to consider such factors carefully.

        All forward-looking statements attributable to CTT are expressly qualified in their entirety by the foregoing cautionary statements.

Use of Proceeds

        This Prospectus relates to shares of our common stock that may be offered and sold from time to time by Fusion Capital, the selling stockholder. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive up to $5.0 million in proceeds from the sale of our common stock to Fusion Capital under the common stock purchase agreement. As of March 14, 2005, we have received approximately $1.6 million in gross proceeds under the common stock purchase agreement with Fusion Capital. The proceeds we have received to date and will receive in the future under the common stock purchase agreement, net of our costs incurred in connection with the offering, have been or will be used to implement our strategic business plan and for working capital and other general corporate purposes.

Principal Stockholders

        The following table sets forth the beneficial ownership of shares of CTT's common stock as of March 14, 2005, by each director, by the executive officers of CTT, and by each person known to CTT to be the beneficial owner of more than 5% of CTT's outstanding common stock. Unless otherwise indicated in the footnotes, all of such interests are owned directly, and the indicated person or entity has sole voting and investment power.

Name (and Address if more than 5%) of Beneficial Owners	Amount Beneficially Owned		Percent of Class(1)
Directors and executive officers
Richard E. Carver	72,104	(2)	1.1%
Michael D. Davidson	3,500	(3)	—
George W. Dunbar, Jr.	71,409	(4)	1.0%
Donald J. Freed	15,500	(5)	—
Maria-Luisa Maccecchini	10,000	(6)	—
John B. Nano	267,480	(7)	3.8%
Charles J. Philippin	109,384	(8)	1.6%
John M. Sabin	58,284	(9)	—%
All directors and executives officers as a group	607,661	(10)	8.3%
Additional 5% Owner
Richard D. Corley 416 St. Mark Court Peoria, Illinois 61603	440,400	(11)	6.5%

(1)
Percentages of less than 1% are not shown.

(2)
Consists of 18,104 shares of common stock and 54,000 stock options deemed exercised solely for purposes of showing total shares owned by Mr. Carver. Mr. Carver holds 6,500 shares of common stock jointly with his spouse.

(3)
Consists of 1,000 shares of common stock and 2,500 stock options deemed exercised solely for purposes of showing total shares owned by Mr. Davidson.

(4)
Consists of 11,409 shares of common stock and 60,000 stock options deemed exercised solely for purposes of showing total shares owned by Mr. Dunbar.

(5)
Consists of 3,000 shares of common stock and 12,500 stock options deemed exercised solely for purposes of showing total shares owned by Dr. Freed.

(6)
Consists of 10,000 stock options deemed exercised solely for purposes of showing total shares owned by Dr. Maccecchini.

(7)
Consists of 17,480 shares of common stock and 250,000 stock options deemed exercised solely for purposes of showing total shares owned by Mr. Nano. Includes 5,000 shares of common stock held by his spouse in Uniform Gifts to Minors account for his son.

(8)
Consists of 49,384 shares of common stock and 60,000 stock options deemed exercised solely for purposes of showing total shares owned by Mr. Philippin.

(9)
Consists of 18,284 shares of common stock and 40,000 stock options deemed exercised solely for purposes of showing total shares owned by Mr. Sabin. Includes 200 shares of common stock held by his spouse.

(10)
Consists of 118,661 shares of common stock and 489,000 stock options to purchase shares of common stock deemed exercised solely for purposes of showing total shares owned by such group.

(11)
Information from Schedule 13D/A dated and filed on December 22, 2003.

        At March 14, 2005, the stock transfer records maintained by CTT with respect to its preferred stock showed that the largest holder of preferred stock owned 500 shares.

The Fusion Capital Transaction

General

        On February 25, 2004, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC ("Fusion Capital") under which Fusion Capital agreed to purchase on each trading day during the term of the agreement, subject to our right to increase, reduce or suspend these purchases and our right to terminate the agreement with Fusion Capital at any time, $12,500 of our common stock up to an aggregate of $5.0 million. The $5.0 million of common stock is to be purchased over a twenty (20) month period, subject to a six (6) month extension or earlier termination at our discretion. The purchase price of our common stock will be based upon the future market price of the common stock without any fixed discount to the market price. We have the right to set a minimum purchase price at any time as described below. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $1.00 per share.

        We have authorized the sale and issuance of up to 1,248,115 shares of our common stock to Fusion Capital under the common stock purchase agreement, all of which we registered in May 2004. We estimate that the maximum number of shares we will sell to Fusion Capital under the common stock purchase agreement will be 1,159,552 shares (exclusive of the 88,563 shares that are issuable to Fusion Capital as a commitment fee, of which we have issued 64,561 of such shares as of March 14, 2005). Therefore, the selling price of our common stock to Fusion Capital will have to average at least $4.32 per share for us to receive the maximum proceeds of $5.0 million without registering additional shares of common stock. We have the right, but not the obligation, to register additional shares of our common stock. From May 2004 through March 14, 2005, we sold an aggregate of 323,792 shares of common stock to Fusion Capital for proceeds of $1,612,541. Therefore, 835,760 shares of common stock offered by this prospectus remain available for sale to Fusion Capital with maximum additional proceeds of $3,387,459. Assuming a purchase price of $15.30 per share (the closing sale price of the common stock on March 14, 2005) and the purchase by Fusion Capital of 221,402 of the remaining 835,760 shares under the common stock purchase agreement, aggregate proceeds to us would be $5,000,000. If we decided to sell and issue more than the 1,248,115 shares to Fusion Capital (19.99% of our outstanding shares as of February 25, 2004, the date of the common stock purchase agreement), we would be required to obtain stockholder approval of the common stock purchase agreement in order to be in compliance with the American Stock Exchange rules. We may, but shall be under no obligation to, request our stockholders to approve the transaction contemplated by the common stock purchase agreement.

Purchase of Shares Under the Common Stock Purchase Agreement

        Under the common stock purchase agreement, on each trading day Fusion Capital is obligated to purchase a specified dollar amount of our common stock. Subject to our right to suspend such purchases at any time and our right to terminate the agreement with Fusion Capital at any time, each as described below, Fusion Capital will purchase on each trading day during the term of the agreement $12,500 of our common stock. We have the right to increase the daily purchase amount at any time, provided however, we may not increase the daily purchase amount above $12,500 unless our stock price is above $4.50 per share for ten (10) consecutive trading days and provided that the closing sale price of our stock remains at least $4.50. The purchase price per share is equal to the lesser of:

  •
  the lowest sale price of our common stock on the purchase date; or

  •
  the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive trading days prior to the date of a purchase by Fusion Capital.

        We may decrease this daily purchase amount at any time. The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading days in which the closing sales price is used to compute the purchase price. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of purchase by Fusion Capital. However, even though Fusion Capital may not receive additional shares of our common stock in the event that the 9.9% limitation is ever reached, they still are obligated to purchase up to $12,500 on each trading day, unless the common stock purchase agreement is suspended, an event of default occurs or the agreement is terminated. Under these circumstances, Fusion Capital would have the right to acquire additional shares in the future should its ownership subsequently become less than 9.9%. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that the percentage of our outstanding common stock owned by Fusion Capital will ever reach the 9.9% limitation.

        The following table sets forth the amount of proceeds we would receive from Fusion Capital from the sale of shares of our common stock offered by this Prospectus at varying purchase prices:

Assumed Average Purchase Price	Number of Shares to be Issued if Full Amount Purchased(1)	Percentage Outstanding After Giving Effect to the Issuance to Fusion Capital(2)	Proceeds from the Sale of Shares to Fusion Capital
$4.00	835,760	11.2%	$3,343,040
$5.00	677,492	9.3%	$3,387,459
$15.30(3)	221,402	3.5%	$3,387,451
$16.00	211,716	3.3%	$3,387,456

(1)
Does not include the 24,002 that will be issued to Fusion Capital as a commitment fee.

(2)
Based on 6,845,650 shares outstanding as of March 14, 2005. Includes 64,561 shares of common stock issued to Fusion Capital as a commitment fee, the 24,002 shares of common stock that will be issued to Fusion Capital as a commitment fee and the number of shares issuable at the corresponding assumed purchase price set forth in the adjacent column.

(3)
Closing sale price of our common stock on March 14, 2005.

        We estimate that we will issue no more than 1,248,115 shares to Fusion Capital under the common stock purchase agreement, including the shares issued and issuable as a commitment fee, all of which are included in this offering. We have the right to terminate the agreement without any payment or liability to Fusion Capital at any time, including in the event that more than 1,248,115 shares are issuable to Fusion Capital under the common stock purchase agreement.

Minimum Purchase Price

        We have the right to set a minimum purchase price ("floor price") at any time. Currently, the floor price is set at $3.00 per share. We can increase or decrease the floor price at any time upon one trading day prior notice to Fusion Capital. However, the floor price may not be less than $1.00 per share. Fusion Capital does not have the right or the obligation to purchase any shares of our common stock in the event that the purchase price is less than the then applicable floor price.

Our Right to Suspend Purchases

        We have the unconditional right to suspend purchases at any time for any reason effective upon one trading day's notice. Any suspension would remain in effect until our revocation of the suspension.

To the extent we need to use the cash proceeds of the sales of common stock under the common stock purchase agreement for working capital purposes or other business purposes, we do not intend to restrict purchases under the common stock purchase agreement.

Our Right to Increase and Decrease the Daily Purchase Amount

        Under the common stock purchase agreement Fusion Capital has agreed to purchase on each trading day during the twenty (20) month term of the agreement, $12,500 of our common stock, or an aggregate of $5.0 million of our common stock. We have the unconditional right to decrease the daily amount to be purchased by Fusion Capital at any time for any reason effective upon one trading day's notice. We also have the right to increase the daily purchase amount at any time for any reason as the market price of our common stock increases. Specifically, for every $0.25 increase in Threshold Price above $4.50 (subject to equitable adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction), we have the right to increase the daily purchase amount by up to an additional $2,500. For example, if the Threshold Price is $5.00 we would have the right to increase the daily purchase amount up to an aggregate of $17,500. By way of another example, if the Threshold Price is $5.50, we would have the right to increase the daily purchase amount up to an aggregate of $22,500. The "Threshold Price" is the lowest sale price of our common stock during the five (5) trading days immediately preceding our notice to Fusion Capital to increase the daily purchase amount. This notice becomes effective five (5) trading days after receipt by Fusion Capital. If at any time during any trading day the sale price of our common stock is below the Threshold Price, the applicable increase in the daily purchase amount will be void and Fusion Capital's obligations to purchase shares of our common stock in excess of the applicable daily purchase amount will be terminated.

Our Termination Rights

        We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the common stock purchase agreement. This notice shall be effective one trading day after Fusion Capital receives it.

Effect of Performance of the Common Stock Purchase Agreement on our Stockholders

        All shares registered in this offering will be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 11 months from the date of this Prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all of the shares of common stock issuable under the common stock purchase agreement, and it may sell some, none or all of the shares of common stock it acquires upon purchase. Therefore, the purchases under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) reduce the daily purchase amount, (2) suspend purchases of the common stock by Fusion Capital and (3) terminate the common stock purchase agreement.

Principal Market Requirements

        In order to satisfy any principal securities or market requirements, we cannot without the approval of our stockholders, issue shares of our common stock to Fusion Capital under the common stock purchase agreement in excess of 19.99% of the outstanding shares of our common stock as of the date of the common stock purchase agreement.

No Short-Selling or Hedging by Fusion Capital

        Fusion Capital has agreed that neither it nor any of its affiliates, agents or representatives will cause or engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

Events of Default

        Fusion Capital may terminate the common stock purchase agreement without any liability or payment to us upon the occurrence of any of the following events of default:

  •
  the effectiveness of the registration statement of which this Prospectus is a part lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby, and such lapse or unavailability continues for a period of ten (10) consecutive trading days or for more than an aggregate of thirty (30) trading days in any 365-day period;

  •
  suspension by our principal market, the American Stock Exchange, of our common stock from trading for a period of three (3) consecutive trading days;

  •
  our common stock is delisted from the American Stock Exchange, our principal market, and is not immediately thereafter trading on the New York Stock Exchange, the Nasdaq National Market, the Nasdaq Small Cap Market or the Nasdaq OTC Bulletin Board;

  •
  the transfer agent's failure for five (5) trading days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the common stock purchase agreement;

  •
  if at any time the issuance of shares of our common stock to Fusion Capital would exceed the number of shares of our common stock that we may issue without breaching the rules or regulations of our principal market;

  •
  any breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse affect on us, Fusion Capital or the value of our common shares subject to a cure period of ten (10) days;

  •
  a default by us of any payment obligation in excess of $1.0 million; or

  •
  our insolvency or our participation or threatened participation in any insolvency or bankruptcy proceedings by or against us.

Commitment Shares Issued to Fusion Capital

        Under the terms of the common stock purchase agreement Fusion Capital is entitled to receive 88,563 shares of our common stock as a commitment fee. We have issued 64,561 shares to Fusion Capital and the remaining 24,002 shares will be issued on a pro rata basis during the remaining period of the common stock purchase agreement as Fusion Capital purchases shares. Unless an event of default occurs, Fusion Capital must hold these shares until twenty (20) months from the date of the common stock purchase agreement or the date on which the common stock purchase agreement is terminated.

No Variable Priced Financings

        Until the termination of the common stock purchase agreement, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any floating conversion rate or variable priced equity or floating conversion rate or variable priced equity-like securities.

Expense Reimbursement

        We previously paid Fusion Capital $35,000 as the full and complete expense reimbursement of Fusion Capital's expenses in connection with entering into the transaction. Such amount included payment of Fusion Capital's due diligence expenses and legal fees.

Our Option for a Second Tranche

        Under the common stock purchase agreement, twenty (20) days after the completion of the purchase of an aggregate of $5.0 million in shares of our common stock by Fusion Capital, we may, in our sole discretion, deliver an irrevocable written notice to Fusion Capital to enter into an additional common stock purchase agreement with Fusion Capital for the purchase of $5.0 million of additional shares of our common stock. The terms and conditions of the second common stock purchase agreement shall be in form and substance identical in all respects to the initial agreement provided that the second common stock purchase agreement will not have an option for an additional tranche.

Management

Executive Officers and Directors

        The following table sets forth information regarding CTT's executive officers and directors:

Name	Age	Position
Richard E. Carver	67	Director and Chairman of the Board of Directors
Michael D. Davidson	45	Vice President, Chief Financial Officer and Principal Accounting Officer
George W. Dunbar, Jr.	58	Director
Dr. Donald J. Freed	62	Executive Vice President, Chief Technology Officer and Director
Dr. Maria-Luisa Maccecchini	53	Director
John B. Nano	60	President, Chief Executive Officer and Director
Charles J. Philippin	54	Director
John M. Sabin	50	Director

        Richard E. Carver.    Mr. Carver has served as a Director and Chairman of the Board of Directors of CTT since January 2000. Mr. Carver currently is the President and Chief Executive Officer of MST America, which is part of a world-wide international business strategies consultancy group. Mr. Carver has served in this capacity since January 1995. From May 1988 to December 1999, he was Chairman and Chief Executive Officer of Carver Lumber Company, a provider of building materials for new home construction and prefabrications. Prior to 1998, he was the Mayor of Peoria, Illinois; the President of the U.S. Conference of Mayors; and the Assistant Secretary of the U.S. Air Force and their Chief Financial Officer.

        Michael D. Davidson.    Mr. Davidson has served as our Vice President and Chief Financial Officer since May 3, 2004. In November 2004, Mr. Davidson began serving as our Principal Accounting Officer. From 1998 through April 2004, he was with First Aviation Services, Inc., (a provider of parts and services to the aerospace industry) in various capacities, including financial consultant, Controller, and as Vice President, Chief Financial Officer and Corporate Secretary.

        George W. Dunbar, Jr.    Mr. Dunbar has served as a Director of CTT since November 1999. Mr. Dunbar currently serves as Chief Executive Officer and Director of Quantum Dot Corporation, a privately held bioscience company commercializing proprietary labeling and detection nanotechnology with applications in life science research and medicine. Mr. Dunbar has served in this capacity since February 2004. He has also served as President, Chief Executive Officer and Director of Targesome, Inc., an early stage developer of targeted nanoparticle drug delivery technology, since February 2003. From September 2000 to November 2002, he was Chief Executive Officer of EPIC Therapeutics, Inc., a drug delivery technology company. He served as acting President and Chief Executive Officer of StemCells, Inc. (previously known as Cyto-Therapeutics, Inc.) from February 2000 to January 2001 and acting President of StemCells California, Inc. (a wholly-owned subsidiary of StemCells, Inc.) developers of organ-specific, human platform stem cell technologies to treat diseases, from November 1999 to January 2001. From 1991 to August 1999, he was President and Chief Executive Officer of Metra BioSystems, Inc., a developer of products to detect and manage bone and joint diseases. Mr. Dunbar also serves as a Director of Sonus Pharmaceuticals, Inc.

        Dr. Donald J. Freed.    Dr. Freed has served as a Director of CTT since January 2005. Dr. Freed has served as Executive Vice President and Chief Technology Officer of CTT since January 1, 2004. From April 2003 to December 2003, he was a consultant to CTT. From November 1998 through March 2003, he served as Vice President, Business Development, and prior thereto, as Vice President of Marketing of Nanophase Technologies Corporation, a publicly held nanomaterials company. His background is in commercializing new technology. Dr. Freed was responsible for the successful start-up of advanced materials initiatives in three Fortune 50 companies, and has extensive experience in licensing and technology transfer throughout Europe and Asia. Dr. Freed is an advisor to the Nanobusiness Alliance.

        Dr. Maria-Luisa Maccecchini.    Dr. Maccecchini has served as a Director of CTT since January 2005. Dr. Maccecchini currently is President of Biomaterials Worldwide of Synthes, Inc., and has served in that capacity since March 2004. Synthes is an international medical device company specializing in the development, manufacture and marketing of instruments and implants for the surgical treatment of bones (osteosynthesis). From 2002 to 2004, Dr. Maccecchini was a strategic consultant to companies planning to enter the biotech industry. In 1991, Dr. Maccecchini founded Symphony Pharmaceuticals, later named Annovis, a biotech company that performs research, development, manufacturing and marketing of nucleic acid-based products and services, and served as its President and Chief Executive Officer from 1991 to 2002. Dr. Maccecchini also is a partner in Robin Hood Ventures, an early stage angel investment fund.

        John B. Nano.    Mr. Nano has served as President, Chief Executive Officer and a Director of CTT since June 2002. He also served as Chief Financial Officer of CTT from August 2003 to May 2004. From 2000 to 2001, he served as a Principal reporting to the Chairman of Stonehenge Networks Holdings, N.V., a global virtual private network (VPN) provider, with respect to certain operating, strategic planning and finance functions. From 1998 to 1999, he served as Executive Vice President and Chief Financial Officer of ConAgra Trade Group, Inc., a subsidiary of ConAgra, Inc., an international food company. From 1993 to 1998, he served as Executive Vice President, Chief Financial Officer and President of the Internet Startup Division of Sunkyong America, a subsidiary of Sunkyong Group, a Korean conglomerate.

        Charles J. Philippin.    Mr. Philippin has served as a Director of CTT since June 1999. Mr. Philippin currently is a Principal of Garmark Advisors, LLC, a mezzanine investment fund, and he has served in this capacity since May 2002. From June 2000 to January 2003, he served as Chief Executive Officer of Accordia, Inc., formerly On-Line Retail Partners, a provider of management and technology resources for branded e-commerce businesses. From July 1994 to May 2000, he served as a member of the management committee of Investcorp International, Inc., a global investment group acting as a principal and intermediary in international investment transactions. Mr. Philippin also serves as a Director of Samsonite Corp. and CSK Auto Corp.

        John M. Sabin.    Mr. Sabin has served as a Director of CTT since December 1996. Since October 2004, Mr. Sabin has served as Chief Financial Officer and General Counsel of Phoenix Health Systems, Inc., a health care IT consulting and outsourcing firm. From January 2000 to October 2004, he served as Chief Financial Officer and General Counsel of NovaScreen Biosciences Corporation, a developer of biotechnology-based tools to accelerate drug discovery and development. From September 1999 to January 2000, he was a business consultant. From May 1998 to September 1999, he served as Executive Vice President and Chief Financial Officer of Hudson Hotels Corporation, a limited service hotel development and management company. Mr. Sabin also serves as a Trustee of Hersha Hospitality Trust.

Selling Stockholder

        The following table presents information regarding the selling stockholder. Neither the selling stockholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

Selling Stockholder	Shares Beneficially Owned Before Offering(1)	Percentage of Outstanding Shares Beneficially Owned Before Offering(1)	Shares to be Sold in the Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
Fusion Capital Fund II, LLC (2)(3)	78,501	1.2%	938,263	0%

(1)
The offering date is deemed to be the date of this Prospectus.

(2)
As of the date hereof, Fusion Capital has acquired 388,353 shares of our common stock and may purchase up to an additional 835,760 shares under the common stock purchase agreement. Fusion Capital may acquire an additional 24,002 shares of our common stock as an additional commitment fee under the common stock purchase agreement as purchases are made. Percentage of outstanding shares is based on 6,821,648 shares of common stock outstanding as of March 14, 2005, including 64,561 shares of our common stock as a commitment fee, but excluding the additional 859,762 shares of common stock that may be acquired by Fusion Capital from us under the common stock purchase agreement after the date hereof. Fusion Capital may not purchase shares of our common stock under the common stock purchase agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital; provided, however, that this limitation does not affect Fusion Capital's obligation to purchase shares in accordance with the terms of the common stock purchase agreement. Fusion Capital has the right at any time to sell any shares purchased under the common stock purchase agreement which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that the percentage of our outstanding common stock owned by Fusion Capital will ever reach the 9.9% limitation.

(3)
Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and dispositive power over the shares being offered under this Prospectus.

Plan of Distribution

        The common stock offered by this Prospectus is being offered by Fusion Capital, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this Prospectus may be effected in one or more of the following methods:

  •
  ordinary brokers' transactions;

  •
  transactions involving cross or block trades;

  •
  through brokers, dealers, or underwriters who may act solely as agents;

  •
  "at the market" into an existing market for the common stock;

  •
  in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

  •
  in privately negotiated transactions; or

  •
  any combination of the foregoing.

        In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

        Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

        Fusion Capital is an "underwriter" within the meaning of the Securities Act of 1933.

        Neither we nor Fusion Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion Capital, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this Prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder and any other required information.

        We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the common stock purchase agreement.

        We have advised Fusion Capital that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered by this Prospectus.

        This offering will terminate on the date that all shares offered by this Prospectus have been sold by Fusion Capital.

Legal Matters

        The validity of the common stock offered by this Prospectus was passed upon for us by Seyfarth Shaw LLP, Chicago, Illinois. Allan J. Reich, one of the partners of the law firm of Seyfarth Shaw LLP is the owner of 15,000 shares of our common stock. The interests in our common stock of the other attorneys at Seyfarth Shaw LLP participating in such matter are immaterial.

Experts

        The financial statements of Competitive Technologies, Inc. as of July 31, 2004 and 2003, and for the years then ended, incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended July 31, 2004, have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Competitive Technologies, Inc. for the year ended July 31, 2002 incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended July 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

        CTT has filed a Registration Statement on Form S-3 with the SEC. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Some information is omitted from this Prospectus in accordance with the rules of the SEC and you should refer to the Registration Statement and its exhibits for additional information. Our internet website address is www.competitivetech.net. The contents of our website are not part of this Registration Statement and our Internet address is included in this document as an inactive textual reference only. Our Registration Statement, Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed by us with the SEC pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, are accessible free of charge through our website as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in Chicago, Illinois and New York, New York. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public on the SEC's Internet web site at http://www.sec.gov.

        You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement. CTT has not authorized anyone else to provide you with different information. This Prospectus is an offer to sell or buy only the securities described in this document, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current and accurate only as of the date of this Prospectus.

Recent Developments

        On February 2, 2005, the Occupational Safety and Health Administration ("OSHA") issued a finding that there was probable cause to believe that CTT had violated Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002, 18 U.S.C. 1514A, by terminating Wil Jacques and Scott Bechtel in June 2003. Jacques and Bechtel contend that they were improperly terminated for raising concerns about financial reporting. CTT contends that Jacques and Bechtel did not raise protected concerns and were terminated for lawful, non-discriminatory reasons, that OSHA failed to fairly investigate and consider all relevant facts, and that the conclusions drawn by OSHA are legally erroneous. Based on the finding, OSHA ordered that the complainants be reinstated and that CTT pay damages totaling approximately $827,000. CTT denies that it is liable to the complainants in any amount.

        The OSHA finding does not constitute a final agency order. In accordance with law and regulation, on February 11, 2005, CTT filed timely Objections and requested a de novo hearing on the record before an Administrative Law Judge of the U.S. Department of Labor. CTT welcomes the opportunity for the first time to conduct full and fair discovery of the complainants' claims and alleged damages, and to vigorously present its case before a neutral fact finder.

        On February 1, 2005, we filed a complaint alleging infringement of our patent covering homocysteine assays against Axis-Shield plc and Axis-Shield, ASA, (collectively, "Axis-Shield"), in the U.S. District Court for the District of Colorado, seeking monetary damages, punitive damages, attorneys fees, court costs and other remuneration at the option of the court. We served Axis-Shield notice of our complaint on February 7, 2005. Also on February 7, 2005, we were served notice that Axis-Shield had filed a complaint against CTT on November 10, 2004, in the U.S. District Court for the District of Connecticut seeking declaratory relief that our patent covering homocysteine assays was invalid and that Axis-Shield has not infringed and is not infringing our patent covering homocysteine assays. In addition, Axis-Shield alleges that CTT has engaged in unfair competition by threats of and actual litigation in the health industry, and seeks general, compensatory and exemplary damages, and attorneys fees, court costs and other remuneration at the option of the court. We do not believe that the Axis-Shield complaint has any merit. Further action in these cases is pending.

        On January 24, 2005, the U.S. Court of Appeals for the Federal Circuit issued a summary dismissal of Laboratory Corporation of America Holdings d/b/a LabCorp's appeal of the court's award of attorneys fees and court costs from the original case. Our claim for additional attorneys fees and court costs related to the appeals process is still pending.

        On January 20, 2005, Brooks Houghton & Company, Inc. ("Brooks Houghton") exercised the warrant to acquire 57,537 shares of our common stock that we issued to them on February 25, 2004 as part of their consideration for their assistance in arranging the transaction with Fusion Capital. Brooks Houghton elected a cashless exercise pursuant to the terms of the warrant, whereby we issued 37,171 shares of common stock to them, after withholding 20,366 shares tendered as payment for the exercise price of the warrant. We determined the number of shares to withhold based on a per share price of $12.275 (the average per share price on January 20, 2005, the exercise date), as provided in the warrant. These shares have not been registered under the Securities Act of 1933 and have been appropriately legended.

        On December 23, 2004, we filed a complaint alleging infringement of our patent covering homocysteine assays against Bio-Rad Laboratories, Inc., ("BioRad"), in the U.S. District Court for the District of Colorado, seeking monetary damages, punitive damages, attorneys fees, court costs and other remuneration at the option of the court. BioRad was served notice of our complaint in January 2005. Further action in this case is pending.

Incorporation of Certain Information by Reference

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to the documents we have filed with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this Prospectus, and information that we file with the Securities and Exchange Commission later will automatically update and supersede the information in this Prospectus or incorporated by reference. The following documents filed by us (and any future filings made by us with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the common stock offered hereby has been sold or the offering made by this Prospectus has been terminated) are incorporated by reference in this Prospectus:

        1.     Annual Report on Form 10-K for Competitive Technologies, Inc. for the fiscal year ended July 31, 2004.

        2.     Quarterly Report on Form 10-Q for Competitive Technologies, Inc. for the quarterly period ended January 31, 2005.

        3.     Quarterly Report on Form 10-Q for Competitive Technologies, Inc. for the quarterly period ended October 31, 2004.

        4.     Current Report on Form 8-K for Competitive Technologies, Inc. filed on August 6, 2004.

        5.     Current Report on Form 8-K for Competitive Technologies, Inc. filed on August 12, 2004.

        6.     Current Report on Form 8-K for Competitive Technologies, Inc. filed on August 17, 2004.

        7.     Current Report on Form 8-K for Competitive Technologies, Inc. filed on September 29, 2004.

        8.     Current Report on Form 8-K for Competitive Technologies, Inc. filed on October 14, 2004.

        9.     Current Report on Form 8-K for Competitive Technologies, Inc. filed on November 24, 2004.

        10.   Current Report on Form 8-K for Competitive Technologies, Inc. filed on November 24, 2004.

        11.   Current Report on Form 8-K for Competitive Technologies, Inc. filed on December 20, 2004.

        12.   Current Report on Form 8-K for Competitive Technologies, Inc. filed on January 3, 2005.

        13.   Current Report on Form 8-K for Competitive Technologies, Inc. filed on January 21, 2005.

        14.   Current Report on Form 8-K for Competitive Technologies, Inc. filed on January 21, 2005.

        15.   The description of our common stock set forth in our Registration Statement on Form 8-A filed on April 2, 1984, file No. 1-8696, including any amendments or reports filed for the purpose of updating such description.

        We will provide to you, upon request and without charge, a copy of any or all of the documents referred to above which we have incorporated or may incorporate in this Prospectus by reference, other than the exhibits for those documents. You can request copies of such documents if you call or write us at the following address or phone number: Secretary, Competitive Technologies, Inc., 1960 Bronson Road, Fairfield, Connecticut 06824, telephone (203) 255-6044.

        No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by CTT or the selling stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this Prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of CTT since the date hereof.

938,263 SHARES

COMPETITIVE TECHNOLOGIES, INC.

COMMON STOCK

PROSPECTUS

March 28, 2005

QuickLinks

  Filed Pursuant to Rule 424(b)(3) Registration No. 333-113751
TABLE OF CONTENTS
Prospectus Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Principal Stockholders
The Fusion Capital Transaction
Management
Selling Stockholder
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information
Recent Developments
Incorporation of Certain Information by Reference